UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-10476

CUSIP Number 444717102

(Check one): □ Form 10-K □ Form 20-F □ Form 11-K ☑ Form 10-Q □ Form 10-D □ Form N-SAR

□ Form N-CSR

For Period Ended: March 31, 2025

□ Transition Report on Form 10-K

□ Transition Report on Form 20-F

□ Transition Report on Form 11-K

□ Transition Report on Form 10-Q

□ Transition Report on Form N-SAR

For Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________________________

PART I – REGISTRANT INFORMATION

Hugoton Royalty Trust

Full Name of Registrant

Not Applicable

Former Name if Applicable

Argent Trust Company, Trustee, 3838 Oak Lawn Ave., Suite 1720

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75219-4518

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
□	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in the Registrant’s Form 10-K for the year ended December 31, 2024, the Registrant had substantial doubt about its ability to continue as a going concern and anticipated its cash reserve to be depleted in the second quarter of 2025, after which it would not have funds with which to continue to make SEC filings. As a result, the Registrant did not anticipate being able to file its quarterly report on Form 10-Q for the quarter ended March 31, 2025 (the “Form 10-Q”). As reported in the Registrant’s Form 8-K filed May 1, 2025, the Registrant received an advance distribution from XTO Energy, Inc. intended to provide the Trustee of the Registrant with liquidity to meet current and near-term financial reporting obligations, including payment of third-party auditor and other expenses related to filing the Form 10-Q. Due to the timing of such advance distribution in relation to the due date for the Form 10-Q, the Registrant has not had sufficient time to complete preparation of the Form 10-Q, including review of such Form 10-Q by third party advisors, in time to meet the due date for the Form 10-Q. Additionally, as disclosed in the Registrant’s Form 8-K filed May 16, 2025, the Registrant dismissed PricewaterhouseCoopers, LLP, its independent registered public accounting firm on May 13, 2025 and is currently seeking engagement of a new independent registered public accounting firm. For the foregoing reasons, the Registrant requires additional time in order to prepare and file the Form 10-Q.

It is not anticipated that the Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date for the Form 10-Q; however, the Registrant intends to file the Form 10-Q as soon as the Form 10-Q has been completed.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nancy G. Willis	(855)	588-7839
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No □

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes □ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hugoton Royalty Trust
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2025		HUGOTON ROYALTY TRUST

By: ARGENT TRUST COMPANY,
TRUSTEE

	By:	/s/ NANCY G. WILLIS
Nancy G. Willis,
Director of Royalty Trust Services